09046375

Johnson Matthey

June 2, 2009

JUN 15 2009
Washington, DC
121

**VIA CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**
#70062760000337666452
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

**Re: Johnson Matthey PLC - File No. 82-2272**

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

| | | |
|---|---|---|
| **1.** | **Notification of Major Interests In Shares** | **07 May 2009** |
| **2.** | **Press Release "Platinum 2009" Market Review** | **18 May 2009** |
| **3.** | **Notification of Transactions of Directors/Persons** | **20 May 2009** |

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Aviva plc and its subsidiaries



4 Full name of shareholder(s) (if different from 3.):

| | |
|---|---|
| BNY Norwich Union Nominees Limited | 1,228,254* |
| BT Globenet Nominees Limited | 2,350* |
| Chase GA Group Nominees Limited | 3,840,414* |
| Chase Nominees Limited | 274,884* |
| CUIM Nominee Limited | 827,764* |
| Triodos SICAV I Values Equity Fund | 4,100* |
| Vidacos Nominees Limited | 14,252* |

* denotes direct interest

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

6 May 2009

6 Date on which issuer notified:

7 May 2009

7 Threshold(s) that is/are crossed or reached:

3% to <3% change at Direct Interest Level

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 10,447,162

Number of voting rights: 10,447,162

Resulting situation after the triggering transaction:

Number of shares (direct): 6,192,018

Number of voting rights (direct): 6,192,018

Number of voting rights (indirect): Not disclosable

% of voting rights (direct): 2.88%

% of voting rights (indirect): Not disclosable

Total voting rights: 6,192,018 shares (2.88%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

The voting rights are managed and controlled by Aviva Investors Global Services Limited & Delta Lloyd Asset Management NV , with the following chain of controlled undertakings:-

**Aviva Investors Global Services Limited:**

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

**Delta Lloyd Asset Management NV:**

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva International Insurance Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Insurance Limited (wholly owned subsidiary of Aviva International Insurance Limited)
- Aviva International Holdings Limited (wholly owned subsidiary of Aviva Insurance Limited)
- CGU International Holdings BV (wholly owned subsidiary of Aviva International Holdings Limited)
- Delta Lloyd NV (majority owned subsidiary of CGU International Holdings BV)
- Delta Lloyd Asset Management NV (wholly owned subsidiary of Delta Lloyd NV)

PROXY VOTING:

10 Name of the proxy holder:

See Section 4

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

14 Contact Name:
Angela Purtill, Assistant Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

# Johnson Matthey



**EMBARGO UNTIL 13:00 HRS LONDON TIME ON 18TH MAY 2009**

## JOHNSON MATTHEY RELEASES "PLATINUM 2009" MARKET REVIEW

## PLATINUM

### PLATINUM MARKET IN DEFICIT BY 375,000 OZ IN 2008

Global platinum demand fell by 5.0 per cent to 6.35 million ounces in 2008, according to Johnson Matthey in "PLATINUM 2009", released today. Autocatalyst demand suffered due to a slowdown in North American and European vehicle production. Industrial demand was also affected by the growing weakness in the world economy and declined slightly. However, a fall in the price of platinum revived demand from the jewellery and physical investment sectors in the second half of the year. Supplies of platinum fell by 9.5 per cent to 5.97 million ounces last year mainly due to a difficult operating environment in South Africa. Overall, the platinum market was in deficit by 375,000 oz.

### PLATINUM SUPPLY DECLINES DUE TO PROBLEMS AT SOUTH AFRICAN MINES

Global supplies of platinum decreased by 630,000 oz in 2008 to a total of 5.97 million ounces. Sales of metal from South Africa fell by 540,000 oz to 4.53 million ounces as production was badly hit by a wide range of problems including interruptions to electricity supply, bad weather, safety closures, smelter shutdowns and shortages of skilled staff. Russian platinum supplies decreased by 95,000 oz to 820,000 oz, while sales of metal from other producing nations climbed marginally.

### AUTO INDUSTRY DEMAND FOR PLATINUM FALLS FOR FIRST TIME SINCE 1999

Gross autocatalyst platinum demand fell by 8.2 per cent to 3.81 million ounces last year and remains weak. European auto makers reduced their purchases of platinum for use in catalytic converters due to lower light duty vehicle production, despite the greater use of platinum-containing particulate filters on diesel cars. Platinum use in North America also fell, reflecting lower vehicle output and continuing efforts to replace any remaining platinum in gasoline catalyst formulations with palladium.

### JEWELLERY DEMAND IMPROVES IN SECOND HALF AS PLATINUM PRICE WEAKENS

Global jewellery manufacturing volumes were depressed in early 2008 by the high platinum price but recovered later in the year in Japan and China as the price fell. The amount of old jewellery recycled in Asia was extremely high at the start of the year but decreased sharply as the falling price squeezed recyclers' profit margins and discouraged individuals from selling second-hand pieces. Annual net demand was thus much stronger than previously expected, falling by only 6.2 per cent to 1.37 million ounces. Net global physical investment demand increased by 150 per cent to 425,000 oz as Japanese investors responded positively to the falling metal price in the second half of the year.

### PLATINUM FORECAST TO TRADE BETWEEN $950 AND $1,350

While demand for platinum from the automotive and industrial sectors remains poor, purchases by China's jewellery industry and by investors have offset this weakness to date in 2009. Global platinum supplies are forecast to rise marginally in 2009 compared to the previous year. Johnson Matthey expects that supply and demand will be more closely matched in 2009 than in 2008 and that the price of platinum will be much less volatile. Any improvement in the economic environment could help drive platinum as high as $1,350 within the next six months. In any case, platinum should derive good support from physical buying in Asia and from its strong longer-term fundamentals and is expected to trade above $950 during the same period.

# PALLADIUM

## PALLADIUM MARKET IN SURPLUS BY 460,000 OZ IN 2008

Palladium demand grew by 15,000 oz to 6.85 million ounces in 2008 despite the effects of the global economic slowdown. Gross autocatalyst palladium demand fell in North America due to a sharp decline in vehicle production but climbed in Europe, China and the Rest of the World region. Net jewellery demand and investment demand both increased strongly as did demand in many industrial sectors. Total palladium supplies fell by 1.27 million ounces to 7.31 million ounces due to lower primary production and a fall in sales of palladium from Russian state stocks. The palladium market remained in a surplus of 460,000 oz in 2008.

## SUPPLIES OF PALLADIUM DRIVEN LOWER BY FALL IN MINE OUTPUT AND DECREASED SALES OF RUSSIAN STATE STOCKS

Total palladium supplies fell by 14.8 per cent to 7.31 million ounces in 2008. South African palladium sales fell by 335,000 oz to 2.43 million ounces due to the wide range of problems experienced by its mining industry. North American supplies of palladium decreased to 910,000 oz as production was cut in the final quarter of the year. Total Russian supplies declined to 3.66 million ounces: primary production fell and sales of palladium from state stocks were 960,000 oz, over half a million ounces lower than in the previous year.

## PALLADIUM AUTOCATALYST DEMAND FALLS BUT FINDS SUPPORT IN SOME REGIONS

Gross autocatalyst palladium demand decreased by 3.6 per cent in 2008 to 4.38 million ounces. Although North America remains the largest market in terms of palladium consumption, purchases of metal in this region decreased by more than twenty per cent to 1.35 million ounces as light duty vehicle production fell sharply. In Europe, increasing use of platinum/palladium catalysts in the diesel sector outweighed the effects of lower vehicle output and drove total palladium demand 30,000 oz higher to 950,000 oz. Gross autocatalyst demand for palladium climbed in China, Japan and the Rest of the World.

## NET PALLADIUM DEMAND INCREASES IN THE JEWELLERY MARKET

Net demand for palladium from the jewellery industry increased by 19.6 per cent to 855,000 oz in 2008. Palladium jewellery demand in Europe and North America grew to a combined 105,000 oz as palladium continued to establish itself as a mainstream jewellery metal. In China, net demand rose from 500,000 oz in 2007 to 650,000 oz in 2008 as the flow of recycled old Pd950 jewellery stock decreased and manufacturing volumes of Pd990 palladium jewellery were strong in the first three quarters of the year.

## PALLADIUM TO TRADE BETWEEN $180 AND $280 DURING THE NEXT SIX MONTHS

Although palladium demand increased during 2008, purchases are now being affected by the weakness in the global economy: autocatalyst demand for palladium is forecast to fall below 2008 levels and industrial demand remains soft. While physical investment and jewellery demand could show some growth, overall demand is expected to fall in 2009. Primary production is set to decline, and if no sales of palladium are made from Russian state stocks, the market could be in deficit. However, Johnson Matthey forecasts that sales will again be sufficient to keep the palladium market in surplus. Investor behaviour will be key to the performance of the palladium price: any rise in commodity investment could see palladium trade as high as $280 within the next six months. Without this investor interest, palladium could trade as low as $180 within the same period.

**For further information contact:**

| | |
|---|---|
| David Jollie | +44 (0) 7967 278020 |
| Jeremy Coombes | +44 (0) 7967 278012 |
| Peter Duncan | +44 (0) 7967 278236 |


*Platinum 2009 is Johnson Matthey's latest market survey of platinum group metals supply and demand. This report, widely regarded as the world's principal source of information on platinum group metals, is free of charge. It can be viewed and downloaded as an electronic file or can be ordered in printed form from Johnson Matthey at* http://www.platinum.matthey.com/publications/pgmreview.html

*Johnson Matthey is the world's leading authority on the production, supply and use of platinum and the other metals of the platinum group. The company's main activities include the manufacture of autocatalysts, platinum process catalysts and speciality chemicals and the refining, fabrication and marketing of platinum group metals.*

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
N P H Garner
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson 30

| | |
|---|---|
| N P H Garner | 30 |
| P N Hawker | 30 |
| D W Morgan | 30 |
| L C Pentz | 33 |
| J N Sheldrick | 30 |
| S Farrant | 30 |
| W F Sandford | 30 |
| I F Stephenson | 30 |
| N Whitley | 30 |

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.2505

14. Date and place of transaction:

20 May 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

| | |
|---|---|
| N A P Carson | 143,323 |
| P N Hawker | 16,148 |
| D W Morgan | 43,968 |
| L C Pentz | 19,527 |
| J N Sheldrick | 119,728 |

16. Date issuer informed of transaction:

20 May 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 May 2009